QMMM HOLDINGS LIMITED

VIA EDGAR

September 11, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Cara [*]

Re:	QMMM HOLDINGS LIMITED Registration Statement on Form F-1 Filed September 6, 2024, as amended File No. 333-281961

Pursuant to Rule 461 under the Securities Act of 1933, as amended, QMMM HOLDINGS LIMITED hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on September 13, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Bun Kwai
Bun Kwai Chief Executive Officer and Chairman of the Board of Director (Principal Executive Officer)

cc:	Loeb & Loeb LLP